UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 11-K
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(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2016
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission File Number 1-4471
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A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
XEROX CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XEROX CORPORATION
201 MERRIT 7
NORWALK, CT 06851-1056
REQUIRED INFORMATION
Xerox Corporation Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan at December 31, 2016 and 2015 and for the year ended December 31, 2016, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99-1 and incorporated herein by reference.
EXHIBITS

Number	Description

99-1	Financial Statements and Schedule of the Plan at December 31, 2016 and 2015 and for the year ended December 31, 2016

99-2	Consent of Independent Registered Public Accounting Firm

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
/S/ WILLIAM L. CONE
WILLIAM L. CONE
CHAIRMAN, PLAN ADMINISTRATOR COMMITTEE
Norwalk, Connecticut
Date: June 29, 2017